UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 1-14862

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquímico de Camaçari

Camaçari, Bahia – CEP 42810-000 Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Braskem S.A., or Braskem, should be read in conjunction with Braskem’s unaudited condensed consolidated interim financial information as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016, furnished to the United States Securities and Exchange Commission, or the SEC, on September 28, 2017, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2016 and 2015 and for the three years ended December 31, 2016 included in Braskem’s annual report on Form 20-F, filed with the SEC on September 22, 2017, which we refer to as the Braskem Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and in “Item 3. Key Information—Risk Factors” in the Braskem Annual Report.

Overview

We are the largest producer of thermoplastic resins in the Americas, according to IHS, Inc., or IHS, based on the annual production capacity of our 29 plants in Brazil, six plants in the United States, two plants in Germany and four plants in Mexico as of June 30, 2017. We are the largest producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and polyvinyl chloride, or PVC. We are also the ninth largest Brazilian company, based on net revenue in 2016, according to Revista Exame – Maiores e Melhores. We recorded net sales revenue of R$24,470.2 million and a net profit of R$3,056.7 million during the six-month period ended June 30, 2017.

Our results for the six-month periods ended June 30, 2017 and 2016 have been influenced, and our results will continue to be influenced, by a variety of factors, including:

•	the commencement of commercial operations of our Mexico Complex in April 2016, the results of which are recorded in our new Mexico segment; the commencement of commercial operations of our Mexico Complex increased our polyethylene capacity by 1,050,000 tons;

•	Brazil’s GDP, which contracted by 1.38% during the twelve-month period ended June 30, 2017, as compared to a contraction of 4.83% during the corresponding period of 2016, which affects the demand for our products and, consequently, our domestic sales volume;

•	the U.S. GDP, which expanded by 2.2% during the twelve-month period ended June 30, 2017, as compared to growth of 1.2% during the corresponding period of 2016, which affects the demand for our products and, consequently, our sales volume in the U.S. market;

•	Europe’s GDP, which expanded by 2.3% during the twelve-month period ended June 30, 2017, as compared to growth of 1.7% during the corresponding period of 2016, which affects the demand for our products and, consequently, our sales volume in the European market;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•	the international market price of naphtha, our principal raw material, expressed in U.S. dollars, which has a significant effect on the cost of producing our products and has been volatile during the six-month periods ended June 30, 2107 and 2016, fluctuating in a range between US$400.7 and US$499.4 per ton during the six-month periods ended June 30, 2107, and US$292.7 and US$417.1 per ton during the corresponding period of 2016;

•	the average domestic prices of our principal products expressed in U.S. dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•	our crackers’ average capacity utilization rates, which increased to 94.1% during the six-month period ended June 30, 2017 from 91.8% during the corresponding period in 2016, primarily as a result of the continuing strong performance of each of our Brazilian crackers, particularly the cracker in the São Paulo Complex that has been processing naphtha with higher paraffin content, and the increased availability of raw material for the cracker in the Rio de Janeiro Complex since the third quarter of 2016;

•	the government industrial policy adopted by the governments of the countries in which we operate;

•	net sales revenue outside Brazil which increased to R$11,689.7 million during the six-month period ended June 30, 2017 from R$11,362.0 million during the corresponding period of 2016;

•	changes in the real/U.S. dollar exchange rate, including the 14.3% average appreciation of the real against the U.S. dollar during the six-month period ended June 30, 2017;

•	the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil (which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents), and fluctuations in the London Interbank Offered Rate, or LIBOR rate (which affect our interest expenses on our U.S. dollar-denominated floating rate debt);

•	the inflation rate in Brazil, which decreased by 3.3 p.p. during the six-month period ended June 30, 2017 compared to an increase of 4.0 p.p. during the corresponding period of 2016, in each case, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•	the tax policies adopted by the governments of the countries in which we operate and our tax obligations as a result thereof.

Presentation of Financial Statements

We have prepared our unaudited condensed consolidated interim financial information as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board.

Operating Segments and Presentation of Segment Financial Data

We believe that our organizational structure as of June 30, 2017 reflected our business activities and corresponded to our principal products and production processes. As of June 30, 2017, we had five production business units and reported our results by five corresponding segments to reflect this organizational structure:

•	Basic Petrochemicals—This segment includes (1) our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex, and (2) our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•	Polyolefins—This segment includes the production in Brazil and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene by our company.

•	USA and Europe—This segment includes the operations of our five polypropylene plants in the United States, the operations of our UHMWPE UTEC plant in the United States that commenced operations in January 2017, and the operations of our two polypropylene plants in Germany.

•	Mexico—This segment includes the operations of our polyethylene plants in the Mexican state of Veracruz.

•	Vinyls—This segment includes our production and sale of PVC and caustic soda.

We have included a reconciliation of the results of operations of our segments, as they existed as of June 30, 2017 and 2016, to our consolidated results of operations under “—Results of Operations for the Six-Month Period Ended June 30, 2017 Compared with Six-Month Period Ended June 30, 2016” below.

Recent Developments

In July 2017, Braskem entered into two foreign exchange contracts (ACC — Adiantamento sobre Contrato de Câmbio) in an aggregate principal amount of US$100.0 million in connection with export of certain goods. Under each such foreign exchange contract, Braskem is obligated to export goods in the amount of US$50.0 million by June 29, 2018.

Results of Operations for the Six-Month Period Ended June 30, 2017 Compared with Six-Month Period Ended June 30, 2016

The following discussion of our results of operations is based on our unaudited condensed consolidated financial statements prepared in accordance with IFRS.

The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our unaudited condensed consolidated financial statements.

	Six-month Period Ended June 30, 2017
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative and distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	12,514.9	(10,166.9)	2,348.0	(376.5)	—	(79.9)	1,891.6
Polyolefins	9,705.3	(7,603.7)	2,101.6	(639.4)	—	(62.2)	1,400.0
USA and Europe	4,734.5	(3,578.0)	1,156.5	(296.2)	—	(1.5)	858.8
Mexico	1,821.1	(1,025.4)	795.7	(134.6)	—	(23.7)	637.4
Vinyls	1,457.2	(1,252.4)	204.8	(76.2)	—	(50.1)	78.5

Total segments	30,233.0	(23,626.4)	6,606.6	(1,522.9)	—	(217.4)	4,866.3
Other segment(2)	7.2	(8.7)	(1.4)	(0.1)	—	(1.6)	(3.2)
Corporate unit(3)	—	—	—	63.6	22.9	235.9	322.3
Eliminations and reclassifications(4)	(5,770.1)	5,744.1	(26.0)	60.3	—	—	34.3

Consolidated	24,470.2	(17,891.0)	6,579.2	(1,399.1)	22.9	16.8	5,219.7

	Six-month Period Ended June 30, 2016 (Restated)
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative and distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	12,105.8	(9,722.0)	2,383.8	(306.9)	—	(104.5)	1,972.4
Polyolefins	10,407.6	(8,183.7)	2,223.8	(619.8)	—	(78.6)	1,525.4
USA and Europe	4,832.7	(3,077.9)	1,754.7	(219.8)	—	(29.9)	1,505.1
Mexico	334.3	(263.6)	70.7	(91.8)	—	(58.8)	(79.8)
Vinyls	1,482.2	(1,393.1)	89.1	(108.6)	—	(15.4)	(34.8)

Total segments	29,162.6	(22,640.3)	6,522.2	(1,346.9)	—	(287.1)	4,888.2
Other segment(2)	6.0	(86.1)	(80.1)	(48.1)	—	(20.4)	(107.8)
Corporate unit(3)	—	—	—	(64.8)	13.4	(11.3)	(62.7)
Eliminations and reclassifications(4)	(5,532.1)	5,652.3	120.2	141.9	—	(85.5)	176.6

Consolidated	23,636.5	(17,074.2)	6,562.3	(1,317.9)	13.4	(363.5)	4,894.3

(1)	Includes research and development.
(2)	Includes revenues and expenses related to sales of cyclohexane and cyclohexanone.
(3)	Represents expenses of Braskem that are not allocated to any particular segment.
(4)	Eliminations consist primarily of intersegment sales, which are made on similar terms as an arm’s-length transaction.

The following table sets forth consolidated financial information for the six-month periods ended June 30, 2017 and 2016.

	Six-month Period Ended June 30,
	2017	2016 Restated	% Change
	(in millions of reais)
Net sales revenue	24,470.2	23,636.5	3.5
Cost of products sold	(17,891.0)	(17,074.2)	4.8

Gross profit	6,579.2	6,562.3	0.3
Operating income (expenses):
Selling and distribution	(704.6)	(648.6)	8.6
General and administrative	(622.4)	(586.6)	6.1
Research and development	(72.1)	(82.6)	(12.7)
Results from equity investments	22.9	13.4	70.8
Other income (expenses), net	16.8	(363.5)	n.m.

Operating profit before financial income (expenses)	5,219.7	4,894.3	6.7
Financial income (expenses):
Financial expenses	(1,656.1)	(1,692.2)	(2.1)
Financial income	316.5	375.8	(15.8)
Exchange rate variation, net	276.6	(2,062.7)	n.m.

Profit before income tax and social contribution	4,156.8	1,515.2	174.3
Current and deferred income tax and social contribution	(1,109.0)	(463.2)	139.4

Profit from continuing operations	3,047.8	1,052.0	189.7
Discontinued operations:
Profit from discontinued operations	13.5	27.2	(50.4)
Current and deferred income tax and social contribution	(4.6)	(8.9)	(48.2)

	8.9	18.3	(51.4)

Profit	3,056.7	1,070.3	185.6

n.m.: Not meaningful

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Net Sales Revenue

Net sales revenue increased by R$833.6 million, or 3.5%, during the six-month period ended June 30, 2017, primarily as a result of (1) a R$1,486.8 million, or 444.7%, increase in net sales revenue of our Mexico segment to R$1,821.1 million during the six-month period ended June 30, 2017 from R$334.3 million during the corresponding period of 2016, and (2) a R$409.1 million, or 3.4%, increase in net sales revenue of our Basic Petrochemicals segment to R$12,514.9 million during the six-month period ended June 30, 2017 from R$12,105.8 million during the corresponding period of 2016. The effects of these decreases were partially offset by a R$702.2 million, or 6.8%, decline in net sales revenue of our Polyolefins segment to R$9,705.3 million during the six-month period ended June 30, 2017 from R$10,407.6 million during the corresponding period of 2016. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by R$238.0 million, or 4.3%, to R$5,770.1 million during the six-month period ended June 30, 2017 from R$5,532.1 million during the corresponding period of 2016.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by R$409.1 million, or 3.4%, to R$12,514.9 million during the six-month period ended June 30, 2017 from R$12,105.8 million during the corresponding period of 2016, principally as a result of a 5.4% increase in net sales revenue generated by sales in Brazil, the effects of which were partially offset by a 5.0% decline in net sales revenue generated by export sales.

Net Sales Revenue Generated by Sales of Products of Our Basic Petrochemical Unit in Brazil

Net sales revenue of the Basic Petrochemicals segment generated by sales in Brazil increased by R$527.2 million, or 5.4%, to R$10,290.5 million (including R$5,482.6 million from intercompany sales to our Polyolefins and Vinyls Units) during the six-month period ended June 30, 2017 from R$9,763.3 million (including R$5,599.2 million from intercompany sales to our Polyolefins and Vinyls Units) during the corresponding period of 2016, primarily as a result of the effects of increases in international reference prices for most of the products in our basic Petrochemicals Unit’s portfolio, the effects of which were partially offset by a slight decline in domestic sales volumes of many of these products.

Intercompany sales of the Basic Petrochemicals Unit consist primarily of transfers of ethylene to our Vinyls Unit and ethylene and propylene to our Polyolefins Unit. The table below sets forth our Basic Petrochemicals Unit’s internal transfers by volume for the periods indicated.

Basic Petrochemicals Unit’s Internal Transfers Volume	Six-Month Period Ended June 30,
	2017	2016	% Change
	(in tons)
Ethylene	1,443,582	1,401,942	3.0
Propylene	528,776	515,932	2.5
Other	28,682	32,031	(10.5)

Total	2,001,006	1,949,905	2.6

The table below sets forth our Basic Petrochemicals Unit’s volume of domestic sales to third parties of certain of our principal products for the periods indicated:

Basic Petrochemicals Unit’s Domestic Sales Volume	Six-Month Period Ended June 30,
	2017	2016	% Change
	(in tons)
Ethylene	259,220	252,524	2.7
Propylene	160,969	133,166	20.9
Butadiene	90,728	100,324	(9.6)
BTX(1)	356,389	382,933	(6.9)
Others(2)	185,476	196,307	(5.5)

Total	1,052,781	1,065,254	(1.2)

(1)	Our BTX products consist of benzene, toluene and para-xylene, ortho-xylene and mixed xylenes.
(2)	Includes isoprene, butene-1, MTBE, ETBE, other petrochemicals, Coperaf 1 and other solvents.

Net Sales Revenue Generated by Export Sales of Products of Our Basic Petrochemicals Unit

Net sales revenue of the Basic Petrochemicals segment generated by export sales declined by R$118.0 million, or 5.0%, to R$2,224.4 million during the six-month period ended June 30, 2017 from R$2,342.5 million during the corresponding period of 2016, primarily as a result of a 78.1% decline in net sales revenue generated by export sales of our intermediate products, condensate and fuels, which were partially offset by a 40.4% increase in net sales revenue generated by export sales of our basic petrochemicals products. The decline in net sales revenue generated by export sales of our intermediate products, condensate and fuels occurred due to declines in export sales volumes, which were partially offset by increases in the reference prices. The increase in net sales revenue generated by export sales of our basic petrochemicals products occurred due to the effects of increases in international reference prices for most of the products in our Basic Petrochemicals Unit’s portfolio, the effects of which were partially offset by the effects of the average appreciation of the real against the U.S. dollar in the period.

The table below sets forth our Basic Petrochemicals Unit’s volume of export sales to third parties of certain of our principal products for the periods indicated:

	Six-Month Period Ended June 30,
Basic Petrochemicals Unit’s Export Sales Volume	2017	2016	% Change
	(in tons)
Ethylene	46,447	43,421	7.0
Propylene	29,317	47,654	(38.5)
Butadiene	118,479	102,520	15.6
BTX(1)	198,335	158,188	25.4
Others(2)	230,999	191,295	20.7

Total	623,577	543,079	14.8

(1)	Our BTX products consist of benzene, toluene and para-xylene, ortho-xylene and mixed xylenes.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment declined by R$702.3 million, or 6.7%, to R$9,705.3 million during the six-month period ended June 30, 2017 from R$10,407.6 million during the corresponding period of 2016, as a result of (1) a R$490.1 million decline in net sales revenue generated by export sales, and (2) a R$212.1 million decline in net sales revenue generated by domestic sales. In the case of both net sales revenue generated by export sales and net sales revenue generated by domestic sales, the average realized prices for domestic and export sales of polyolefins declined as a result of the effects of the average appreciation of the real against the U.S. dollar, which was partially offset by an 8.2%decline in the average U.S. Gulf market price of polyethylene in U.S. dollars, and a 12.8% increase in the average spot prices of polypropylene in the Northeast Asian market in U.S. dollars, each as reported by IHS.

Net Sales Revenue Generated by Sales of Polyolefins Products in Brazil

Net sales revenue of the Polyolefins segment generated by sales in Brazil declined by R$212.1 million, or 3.0%, to R$6,746.1 million during the six-month period ended June 30, 2017 from R$6,958.2 million during the corresponding period of 2016, primarily as a result of the decline of average realized prices for domestic sales of polyolefins. The effects of this decline in average realized prices were partially offset by a 3.9% increase in domestic sales volume of polyolefins. The table below sets forth our Polyolefins Unit’s domestic sales volume for the periods indicated:

	Six-Month Period Ended June 30,
Domestic Sales Volume of Polyolefins Unit	2017	2016	% Change
	(in tons)
Polyethylene	862,213	827,954	4.1
Polypropylene	565,322	545,412	3.7

Total	1,427,535	1,373,366	3.9

Net Sales Revenue Generated by Export Sales of Polyolefins Products

Net sales revenue of the Polyolefins segment generated by export sales declined by R$490.1 million, or 14.2%, to R$2,959.2 million during the six-month period ended June 30, 2017 from R$3,449.3 million during the corresponding period of 2016, as a result of a 7.2% decline in export sales volume of polyolefins and the effects of the average appreciation of the real against the U.S. dollar in the period. The table below sets forth our Polyolefins Unit’s export sales volume for the periods indicated:

	Six-Month Period Ended June 30,
Export Sales Volume of Polyolefins Unit	2017	2016	% Change
	(in tons)
Polyethylene	479,219	519,549	(7.8)
Polypropylene	269,808	287,652	(6.2)

Total	807,201	807,201	—

Net Sales Revenue of USA and Europe Segment

Net sales revenue of the USA and Europe segment, which includes our polypropylene assets in the United States and Europe, and, since the first quarter of 2017, includes our UTEC business, decreased by R$98.2 million, or 2.0%, to R$ 4,734.5 million during the six-month period ended June 30, 2017 from R$4,832.7 million during the corresponding period of 2016, primarily as a result the average appreciation of the real against the U.S. dollar in the period , which was partially offset by the effects of a 6.2% increase in the sales volume of polypropylene by the USA and Europe segment during the six-month period ended June 30, 2017.

Net Sales Revenue of Mexico Segment

Net sales revenue of the Mexico segment increased by R$1,486.8 million, or 444.8%, to R$1,821.1 million during the six-month period ended June 30, 2017 from R$334.3 million during the corresponding period of 2016, as a result of the commencement of commercial operations of our Mexico Complex during April 2016 following the gradual start-up of this complex beginning in December 2015. Sales volume of polyethylene by the Mexico segment increased by 528.5% during the six-month period ended June 30, 2017 to 1,821,095 tons from 80,042 tons during the corresponding period in 2016.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment declined by R$25.0 million, or 1.7%, to R$1,457.2 million during the six-month period ended June 30, 2017 from R$1,482.2 million during the corresponding period of 2016, primarily as a result of a R$44.3 million decline in net sales revenue generated by export sales, the effects of which were partially offset by a R$19.3 million increase in net sales revenue generated by domestic sales. The average realized prices for domestic and export sales of PVC increased primarily as a result of an 18.2% increase in the average Northeast Asian market price of PVC in U.S. dollars, as reported by IHS, which was partially offset by the effects of the average appreciation of the real against the U.S. dollar.

Net Sales Revenue Generated by Sales of Vinyls Products in Brazil

Net sales revenue of the Vinyls segment generated by sales in Brazil increased by R$19.3 million, or 1.5%, to R$1,343.7 million during the six-month period ended June 30, 2017 from R$1,324.4 million during the corresponding period of 2016, primarily as a result of a R$43.8 million increase in net sales revenue generated by sales of PVC, the effects of which were partially offset by a R$19.3 million decline in net sales revenue generated by sales of caustic soda. Domestic sales volume of PVC declined by 0.5% during the six-month period ended June 30, 2017, primarily reflecting the decline of the performance of the Brazilian infrastructure and construction sectors.

Domestic sales volume of caustic soda declined by 10.0%, primarily reflecting the scheduled shutdown in the first semester of 2017, which resulted in a decline in inventory and sales volume. The average realized domestic prices for sales of caustic soda increased primarily as a result of a 71.7% increase in the average North American spot market prices of caustic soda in U.S. dollars, as reported by IHS, which was partially offset by the effects of the average appreciation of the real against the U.S. dollar.

Net Sales Revenue Generated by Export Sales of Vinyls Products

Net sales revenue of the Vinyls segment generated by export sales declined by R$44.3 million, or 28.1%, to R$113.5 million during the six-month period ended June 30, 2017 from R$157.8 million during the corresponding period of 2016, primarily as a result of a R$53.3 million decline in net sales revenue generated by export sales of PVC, the effects of which were partially offset by net sales revenue of R$8.9 million generated by export sales of caustic soda during the six-month period ended June 30, 2017, which we did not export during the corresponding period of 2016. Export sales volume of PVC declined by 40.6% during the six-month period ended June 30, 2017, primarily reflecting above-average export sales volume of PVC in the six-month period ended June 30, 2016 to reduce excess inventory in early 2016 that resulted from lower domestic sales of PVC in 2015.

Cost of Products Sold and Gross Profit

Cost of products sold increased by R$816.8 million, or 4.8%, during the six-month period ended June 30, 2017, primarily as a result of (1) a R$761.8 million, or 289.0%, increase in cost of products sold of our Mexico segment to R$1,025.4 million during the six-month period ended June 30, 2017 from R$263.6 million during the corresponding period of 2016, (2) a R$500.1 million, or 16.2%, increase in the cost of products sold of the USA and Europe segment to R$3,578.0 million during the six-month period ended June 30, 2017 from R$3,077.9 million during the corresponding period of 2016, and (3) a R$444.9 million, or 4.6%, increase in the cost of products sold of the Basic Petrochemicals segment to R$10,166.9 million during the six-month period ended June 30, 2017 from R$9,722.0 million during the corresponding period of 2016. The effects of these increases were partially offset by a R$580.0 million, or 7.1%, decline in cost of products sold of our Polyolefins segment to R$7,603.7 million during the six-month period ended June 30, 2017 from R$8,183.7 million during the corresponding period of 2016. Reclassifications and eliminations of cost of sales of our segments in our consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by R$91.8 million, or 1.6%, to R$5,744.1 million during the six-month period ended June 30, 2017 from R$5,652.3 million during the corresponding period of 2016.

Consolidated gross profit increased by R$16.8 million, or 0.3%, to R$6,579.2 million during the six-month period ended June 30, 2017 from R$6,562.3 million during the corresponding period of 2016. Gross margin (gross profit as a percentage of net sales revenue) declined to 26.9% during the six-month period ended June 30, 2017 from 27.8% during the corresponding period of 2016.

Cost of Products Sold and Gross Profit of Basic Petrochemicals Segment

Cost of products sold of the Basic Petrochemicals segment increased by R$444.9 million, or 4.6%, to R$10,166.9 million during the six-month period ended June 30, 2017 from R$9,722.0 million during the corresponding period of 2016, primarily as a result of the 33.9% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$482.0 during the six-month period ended June 30, 2017 from US$260.0 during the corresponding period of 2016, and the average depreciation of the real against the U.S. dollar on the cost in reais of naphtha. The effects of these factors were partially offset by the 2.8% decline in the total sales volume of basic petrochemicals of our Basic Petrochemicals segment.

Gross profit of the Basic Petrochemicals segment declined by R$35.8 million, or 1.5%, to R$2,348.0 million during the six-month period ended June 30, 2017 from R$2,383.8 million during the corresponding period of 2016, and gross margin declined to 18.8% during the six-month period ended June 30, 2017 from 19.7% during the corresponding period of 2016.

Cost of Products Sold and Gross Profit of Polyolefins Segment

Cost of products sold of the Polyolefins segment declined by R$580.0 million, or 7.1%, to R$7,603.7 million during the six-month period ended June 30, 2017 from R$8,183.7 million during the corresponding period of 2016, primarily as a result of the effects of the average appreciation of the real against the U.S. dollar and euro on the cost in reais of ethylene and propylene, the effects of which were partially offset by the effects on this segment’s (1) average cost of propylene of the increases in the average Western Europe contract price of propylene in euros and the average North American contract price of propylene in U.S. dollars, each as reported by IHS, and (2) average cost of ethylene of the increase in the average Western Europe contract price of ethylene in euros, as reported by IHS.

Gross profit of the Polyolefins segment declined by R$122.2 million, or 5.5%, to R$2,101.6 million during the six-month period ended June 30, 2017 from R$2,223.8 million during the corresponding period of 2016, and gross margin increased to 21.7% during the six-month period ended June 30, 2017 from 21.4% during the corresponding period of 2016.

Cost of Products Sold and Gross Profit of USA and Europe Segment

Cost of products sold of the USA and Europe segment increased by R$500.1 million, or 16.20%, to R$3,578.0 million during the six-month period ended June 30, 2017 from R$3,077.9 million during the corresponding period of 2016, primarily as a result of (1) an increase in the average U.S. Gulf international reference price for propylene, due to maintenance shutdowns at some propane-based propylene production units, which reduced the supply of propylene in the region, and (2) an increase in the reference price for propylene in Europe, due to scheduled shutdowns of certain crackers in the Europe that lasted longer than expected.

Gross profit of the USA and Europe segment declined R$598.2 million, or 34.1%, to R$1,156.5 million during the six-month period ended June 30, 2017 from R$1,754.7 million during the corresponding period of 2016, and gross margin declined to 24.4% during the six-month period ended June 30, 2017 from 36.3% during the corresponding period of 2016.

Cost of Products Sold and Gross Profit of Mexico Segment

Cost of products sold of the Mexico segment increased by R$761.8 million, or 289.0%, to R$1,025.4 million during the six-month period ended June 30, 2017 from R$263.6 million during the corresponding period of 2016, as a result of the commencement of commercial operations of our Mexico Complex during April 2016 following the gradual start-up of the cracker beginning in December 2015.

Gross profit of the Mexico segment increased by R$725.0 million, or 1,025.5%, to R$795.7 million during the six-month period ended June 30, 2017 from R$70.7 million during the corresponding period of 2016, and gross margin increased to 43.7% during the six-month period ended June 30, 2017 from 21.1% during the corresponding period of 2016.

Cost of Products Sold and Gross Profit of Vinyls Segment

Cost of products sold of the Vinyls segment declined by R$140.7 million, or 10.1%, to R$1,252.4 million during the six-month period ended June 30, 2017 from R$1,393.1 million during the corresponding period of 2016, primarily as a result of the 8.1% decline in total sales volume of our Vinyls segment.

Gross profit of the Vinyls segment increased by R$115.7 million, or 129.9%, to R$204.8 million during the six-month period ended June 30, 2017 from R$89.1 million during the corresponding period of 2016, while gross margin increased to 14.1% during the six-month period ended June 30, 2017 from 6.0% during the corresponding period of 2016.

Selling and Distribution Expenses

Selling and distribution expenses increased by R$56.0 million, or 8.6%, to R$704.6 million during the six-month period ended June 30, 2017 from R$648.6 million during the corresponding period of 2016, primarily as a result of an increase of our consolidated volume of exports sales and logistical expenses.

General and Administrative Expenses

General and administrative expenses increased by R$35.8 million, or 6.1%, to R$622.4 million during the six-month period ended June 30, 2017 from R$586.6 million during the corresponding period of 2016, primarily as a result of (1) the advertising expenses associated with the Paralympic Games, (2) expenses with attorneys and auditors in connection with the investigation conducted in 2016, and (3) higher expenses for software licensing.

Research and Development Expenses

Research and development expenses declined by R$10.5 million, or 12.7%, to R$72.1 million during the six-month period ended June 30, 2017 from R$82.6 million during the corresponding period of 2016, primarily as a result of a reduction in certain technology services contracted by our research centers.

Results from Equity Investments

Results from equity investments increased by R$9.5 million, or 70.9%, to R$22.9 million during the six-month period ended June 30, 2017 from R$13.4 million during the corresponding period of 2016, primarily as a result an increase in the results of jointly-controlled investments, primarily RPR and Borealis. For more information related to our results of equity investments, see note 10a to our unaudited condensed consolidated interim financial information (Information on investments).

Other Income (Expenses), Net

Other income, net was R$16.8 million during the six-month period ended June 30, 2017, primarily consisting of a R$276.8 million capital gain on the sale of quantiQ, the effects of which were partially offset by (1) a R$174.1 million loss due to distributions to our employees pursuant to a profit-sharing agreement, and (2) depreciation expenses and maintenance costs of R$97.7 million related to idle industrial plants.

Other expense, net was R$365.5 million during the six-month period ended June 30, 2016, primarily consisting of (1) a R$183.9 million loss due to distributions to our employees pursuant to a profit-sharing agreement, and (2) depreciation expenses and maintenance costs of R$100.6 million related to expense and depreciation of idle plants, including R$54.1 million in costs corresponding to installed and unused capacity in the first months of operation of our subsidiary Braskem Idesa.

Operating Income

As a result of the foregoing:

•	operating income of the Basic Petrochemical segment declined by 4.1% to R$1,891.6 million during the six-month period ended June 30, 2017 from R$1,972.4 million during the corresponding period of 2016, and the operating margin of the Basic Petrochemical segment declined to 15.1% during the six-month period ended June 30, 2017 from 16.3% during the corresponding period of 2016;

•	operating income of the Polyolefins segment declined by 8.2% to R$1,400.0 million during the six-month period ended June 30, 2017 from R$1,525.4 million during the corresponding period of 2016, while the operating margin of the Polyolefins segment declined to 14.4% during the six-month period ended June 30, 2017 from 14.7% during the corresponding period of 2016;

•	operating income of the USA and Europe segment declined by 42.9% to R$858.8 million during the six-month period ended June 30, 2017 from R$1,505.1 million during the corresponding period of 2016, and the operating margin of the USA and Europe segment declined to 18.1% during the six-month period ended June 30, 2017 from 31.1% during the corresponding period of 2016;

•	operating income of the Mexico segment was R$637.4 million during the six-month period ended June 30, 2017 compared to operating loss of R$79.8 million during the corresponding period of 2016, and the operating margin of the Mexico segment was 35.0% during the six-month period ended June 30, 2017 compared to a negative operating margin of 23.9% during the corresponding period of 2016; and

•	operating income of the Vinyls segment was R$78.5 million during the six-month period ended June 30, 2017 compared to operating loss of R$34.8 million during the corresponding period of 2016, and the operating margin of the Vinyls segment was 2.2% during the six-month period ended June 30, 2017 compared to a negative operating margin of 1.1% during the corresponding period of 2016.

Operating income on a consolidated basis increased by 6.6% during the six-month period ended June 30, 2017. As a percentage of net sales revenue, operating income increased to 21.3% during the six-month period ended June 30, 2017 from 20.7% during the corresponding period of 2016.

Financial Results

Financial expenses, net declined by R$2,316.1 million, or 68.5%, to R$1,063.0 million during the six-month period ended June 30, 2017 from R$3,379.1 million during the corresponding period of 2016.

Financial Expenses

Financial expenses declined by R$36.1 million, or 2.1%, to R$1,656.1 million during the six-month period ended June 30, 2017 from R$1,692.2 million during the corresponding period of 2016, primarily as a result of (1) a R$99.0 million, or 36.2%, decline in a present value adjustment on certain receivables and payments to R$174.6 million during the six-month period ended June 30, 2017 from R$273.6 million during the corresponding period of 2016, and (2) a R$44.3 million, or 3.7%, decline in interest expenses to R$1,148.0 million during the six-month period ended June 30, 2017 from R$1,192.3 million during the corresponding period of 2016.

Financial Income

Financial income declined by R$59.3 million, or 15.8%, to R$316.5 million during the six-month period ended June 30, 2017 from R$375.8 million during the corresponding period of 2016, primarily as a result of a R$66.8 million, or 18.9%, decline in interest income to R$286.1 million during the six-month period ended June 30, 2017 from R$352.9 million during the corresponding period of 2016.

Exchange Rate Variation, Net

Exchange rate variation, net was a gain of R$276.6 million during the six-month period ended June 30, 2017 compared to a R$2,062.7 million loss during the corresponding period of 2016, primarily as a result of as a result of a 1.5% depreciation of the real against the U.S. dollar during the six-month period ended June 30, 2017 compared to 17.8% appreciation of the real against U.S. dollar during the corresponding period of 2016.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate in Brazil was 34.0% during the six-month periods ended June 30, 2017 and 2016. Income tax and social contribution expense increased by R$645.8 million, or 139.4%, to R$1,109.0 million during the six-month period ended June 30, 2017 from R$463.2 million during the corresponding period of 2016. The effective tax rate applicable to our profit before income tax and social contribution was 26.7% during the six-month period ended June 30, 2017 compared to our effective tax rate of 30.6% during the corresponding period of 2016.

Discontinued Operations

Results of discontinued operations, net of current and deferred income tax and social contribution, consisting primarily of the results of quantiQ, which sales plan was approved by management in 2016 and which offer for sale was approved by our board of directors in January 2017 and consummated in April 2017, declined by R$9.4 million to R$8.9 million during the six-month period ended June 30, 2017 from R$18.3 million during the corresponding period of 2016.

Profit

Profit increased by 185.6% to R$3,056.7 million, or 12.5% of net sales revenue, during the six-month period ended June 30, 2017 from R$1,070.3 million, or 4.5% of net sales revenue, during the corresponding period of 2016.

Liquidity and Capital Resources

Our principal cash requirements for 2017 consist of the following:

•	servicing our indebtedness;

•	working capital requirements;

•	capital expenditures related to investments in operations, construction of new plant facilities, and maintenance and expansion of plant facilities;

•	payments under the global settlement described in the Braskem Annual Report; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

As of June 30, 2017, our consolidated cash and cash equivalents amounted to R$5,711.5 million. As of June 30, 2017, we had negative net working capital (defined as current assets minus current liabilities) of R$4,156.6 million, primarily a result of classifying the project indebtedness relating to the Mexico Complex, or the Braskem Idesa Project Finance, as a short-term liability. For more information regarding the Braskem Idesa Project Finance, see “Indebtedness—Short-Term Indebtedness.”

In order to reverse this working capital deficit, Braskem Idesa is in the process of entering into agreements with its creditors that will permit us to reclassify the amounts currently recorded as current liabilities to non-current liabilities.

Cash Flows

Cash Flows Provided by Operating Activities

Net cash used by operating activities was R$340.0 million during the six-month period ended June 30, 2017 compared to net cash provided by operating activities of R$824.5 million during the corresponding period of 2016. Net cash provided by operating activities declined by R$1,164.5 million primarily as a result of the effects of:

•	the effects of a R$820.3 million increase in trade accounts receivable during the six-month period ended June 30, 2017 compared to a R$732.7 million decline during the corresponding period of 2016, primarily as a result of (1) the depreciation of the real during the six-month period ended June 30, 2017 compared to the corresponding period of 2016, which directly impacted our receivables from exports, and (2) the increase in net revenues during the six-month period ended June 30, 2017 compared to the corresponding period of 2016;

•	the effects of a R$663.9 million increase in inventories during the six-month period ended June 30, 2017 compared to a R$373.9 million decline during the corresponding period of 2016, primarily as a result of the increase in production volume;

•	the effects of an increase in investments in held-for-trading securities of R$1,430.4 million during the six-month period ended June 30, 2017 compared to an increase of R$466.5 million during the corresponding period of 2016 due to an increase in investments in certain financial instruments that mature in more than three months.;

•	the effects of payments of R$607.4 million under the global settlement during the six-month period ended June 30, 2017; and

•	the R$184.0 million decline in taxes recoverable during the six-month period ended June 30, 2017 compared to a decline of R$686.8 million during the corresponding period of 2016.

The effects of these factors were partially offset by:

•	a R$2,614.3 million increase in profit before income tax and social contribution; and

•	the effects of a R$1,346.0 million decline in trade payables during the six-month period ended June 30, 2017 compared to a R$2,364.4 million decline during the corresponding period of 2016, primarily as a result of a decrease in trade payables in respect of goods, services and raw materials during the six-month period ended June 30, 2017 compared to the corresponding period in 2016.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$313.4 million and R$1,194.7 million during the six-month periods ended June 30, 2017 and 2016, respectively.

During the six-month period ended June 30, 2017, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$149.5 million in new capacity projects, (2) investments of R$343.4 million to perform maintenance on our plants during scheduled shutdowns, (3) investments of R$78.4 million in equipment replacement, (4), investments of R$70.9 million in productivity, safety improvements and others, and (5) investments of

R$121.2 million in modernization, in information technology and increased reliability of our systems. The effects of these investments were partially offset by our receipt of cash in the amount of R$450.0 million in connection with our sale of quantiQ.

During the six-month period ended June 30, 2016, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$656.2 million for the construction of our Mexico Complex; (2) investments of R$417.1 million, which were allocated primarily to industrial operations (R$11.3 million of which were invested in the USA and Europe Unit), including the investments related to operating efficiency, HES, productivity and modernization; and (3) investments of R$121.3 million (of which R$103.3 million were invested in the USA and Europe Unit, equivalent to US$28.8 million) allocated to strategic projects, such as (a) the production of UTEC resins in La Porte, Texas, (b) diversification of the feedstock profile of the cracker in Bahia, and (c) productivity gains at our polypropylene plants in the United States and Germany.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$287.0 million and R$1,001.3 million during the six-month periods ended June 30, 2017 and 2016, respectively. During the six-month period ended June 30, 2017:

•	we entered into three foreign exchange contracts (adiantamento sobre contrato de câmbio) with financial institutions under which we borrowed an aggregate principal amount of US$130.0 million in January 2017 and US$50.0 million and US$80.0 million in June 2017; and

•	Braskem Idesa entered into a working capital facility with international financial institutions in an aggregated principal amount of US$60.0 million in April 2017, or the 2017 Braskem Idesa Working Capital Facility.

During the six-month period ended June 30, 2017, we used cash primarily:

•	to pay R$55.9 million in January 2017, representing an aggregate principal amount and interest outstanding under debt securities in international capital markets;

•	to prepay US$80.0 million, representing all principal amounts and interest outstanding under a foreign exchange contract (adiantamento sobre contrato de câmbio) that we entered into with an international financial institution in June 2017;

•	to pay US$50.0 million in January 2017, representing an aggregate principal amount and interest outstanding under an export pre-payment agreement, or EPP, with an international financial institution;

•	to pay US$62.5 million in January 2017, representing an aggregate principal amount and interest outstanding under revolving stand-by credit facilities with an international institution; and

•	to make other scheduled payments and prepayments under various of our outstanding debt instruments.

During the six-month period ended June 30, 2016:

•	we entered into an EPP with international financial institutions under which we borrowed an aggregate principal amount of R$100.0 million; and

•	we entered into a certain advance on export contracts (adiantamentos sobre contratos de exportação), or ACC, with local financial institutions under which we borrowed an aggregate principal amount of R$311.2 million in January and April 2016.

During the six-month period ended June 30, 2016, we used cash primarily:

•	to pay US$200.0 million in February 2016, representing an aggregate principal amount and interest outstanding under two EPPs with a Brazilian financial institution;

•	to pay US$100.0 million in March 2016 and US$111.2 million in June 2016, representing all principal amounts and interest outstanding under three foreign exchange contracts (adiantamento sobre contrato de câmbio) that we entered into with international financial institutions; and

•	to make other scheduled payments and prepayments under various of our outstanding debt instruments.

In addition, we used cash in the first half of 2016 to pay dividends related to our fiscal year 2015 in the aggregate amount of R$999.0 million.

Indebtedness

As of June 30, 2017, our total outstanding consolidated indebtedness (excluding indebtedness relating to our Mexico Complex), net of transaction costs, was R$23,602.3 million, consisting of R$4,216.3 million of short-term indebtedness (17.9% of our total indebtedness), and R$19,385.9 million of long-term indebtedness (82.1% of our total indebtedness). As of June 30, 2017, our total outstanding limited recourse indebtedness relating to our Mexico Complex, net of transaction costs, was R$10,195.8 million. As of June 30, 2017, our net obligations with respect to derivatives operations was a liability of R$881.8 million.

On a consolidated basis, our real-denominated indebtedness as of June 30, 2017, net of transaction costs, was R$4,640.7 million (19.7% of our total indebtedness), and our foreign currency-denominated indebtedness was R$18,961.6 million (80.3% of our total indebtedness), excluding the Braskem Idesa Project Finance.

Short-Term Indebtedness

Our consolidated short-term debt, including interest and current portion of long-term debt and excluding indebtedness relating to our Mexico Complex, was R$4,216.3 million as of June 30, 2017.

We maintain short-term finance lines with a number of international and Brazilian financial institutions. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of June 30, 2017, the consolidated outstanding balance under our short-term finance lines denominated in reais was R$1,368.2 million, and the consolidated outstanding balance under our short-term finance lines denominated in foreign currencies was R$2,848.2 million.

Our most relevant foreign currency-denominated indebtedness is in the form of certain export contracts from a variety of international and Brazilian financial institutions. These advances generally have a maturity of less than one year and relatively low interest rates. These advances on export contracts are generally secured by receivables to be generated from future export sales under those contracts. As of June 30, 2017, our consolidated outstanding advances on export contracts totaled R$1,511.4 million.

The Braskem Idesa Project Finance includes restrictive covenants that require us to present Braskem’s audited consolidated financial statements within a certain time frame. As of June 30, 2017, certain defaults had occurred and were continuing thereunder. As a result, the entire indebtedness relating to the Braskem Idesa Project Finance that had been recorded as non-current liabilities was reclassified to current liabilities, in accordance with certain accounting rules. None of the creditors of the Braskem Idesa Project Finance has accelerated the outstanding indebtedness as a result of such default, and Braskem Idesa has continued to make payments on this obligation in accordance with the original maturity schedule. Braskem Idesa has submitted requests for waiver of these defaults to and is currently negotiating such waiver with the intercreditor agent for this facility. Once such waivers have been obtained, we will be able to reverse the amount reclassified from current liabilities to non-current liabilities.

In 2016, Braskem Idesa, as borrower, and Braskem S.A., as guarantor, entered into a working capital facility with international financial institutions for a principal amount of US$92.0 million, or the Braskem Idesa Working Capital Facility, with interest at a floating rate of LIBOR plus 4.9% per annum, payable quarterly. As of June 30, 2017, the aggregate amount of principal and interest outstanding under the Braskem Idesa Working Capital Facility was US$30.9 million. This facility was paid in full in July 2017.

In April 2017, Braskem Idesa as borrower, and Braskem S.A., as guarantor, entered into the 2017 Braskem Idesa Working Capital Facility with international financial institutions for a principal amount of US$60.0 million. This facility bears interest at a floating rate of LIBOR plus 2.3% per annum, payable quarterly. As of June 30, 2017, the aggregate amount of principal and interest outstanding under the Braskem Idesa Working Capital Facility was US$60.3 million.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	fixed-rate notes issued in the international market;

•	export credit notes;

•	credit facilities with BNDES;

•	bank credit facilities;

•	project financing;

•	BNB/FINAME/FINEP/FUNDES; and

•	export prepayment facilities.

Some of these instruments contain covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to incur liens or merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets. Furthermore, the financing agreement for our Mexico Complex establishes certain conditions precedent for our subsidiary, Braskem Idesa, to pay dividends to its shareholders, including Braskem Netherlands B.V. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of June 30, 2017, R$1,492.3 million of our real-denominated indebtedness and R$72.9 million of our foreign currency-denominated indebtedness (excluding indebtedness relating to our Mexico Complex) was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction. For a summary of the terms of our material outstanding indebtedness as of December 31, 2016, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Braskem Annual Report.

As of June 30, 2017, all of our indebtedness under the financing agreement for our Mexico Complex was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, some of our rights to repayment under subordinated loans that Braskem S.A. has made to Braskem Idesa and all of the assets of Braskem Idesa.

As of June 30, 2017, R$1,780.2 million of our real-denominated indebtedness and R$16,040.6 million of our foreign currency-denominated indebtedness (excluding indebtedness relating to our Mexico Complex) was unsecured.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal and Interest as of June 30, 2017	Final Maturity
	(in millions of U.S. dollars)
7.250% Notes due 2018 (1)	133.1	June 2018
7.00% Notes due 2020 (1)	401.8	May 2020
5.75% Notes due 2021(1)	1,009.4	April 2021
5.375% Notes due 2022(1)	504.3	May 2022
6.45% Notes due 2024(1)	769.9	February 2024
7.125% Notes due 2041(2)	773.5	July 2041
7.375% Perpetual Bonds(1)	712.3	—

(1)	Represents notes issued by Braskem Finance Limited and guaranteed by Braskem.
(2)	Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Export Credit Note Facilities

We have entered into a several credit export note facilities. The table below sets forth our significant outstanding credit export note facilities, the amount outstanding under these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Date of Issue	Outstanding Principal and Interest as of June 30, 2017	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)
November 2006(1)	261.0	8.10%	Bullet Maturity	2018
April 2007(1)	168.3	7.87%	Bullet Maturity	2018
May 2007(1)	249.7	7.85%	Bullet Maturity	2019
January 2008(1)	511.2	7.30%	Bullet Maturity	2020
June 2010	145.7	105.00% of CDI	Annual	2021
February 2011	145.7	105.00% of CDI	Annual	2021
April 2011	460.6	112.50% of CDI	Bullet Maturity	2019
August 2011	404.0	112.50% of CDI	Bullet Maturity	2019
September 2012	218.6	105.00% of CDI	Annual	2021
February 2013	101.1	8.00%	Bullet Maturity	2017
September 2014	103.8	108.00% of CDI	Annual	2020
November 2014	151.1	8.00%	Bullet Maturity	2017

(1)	Facilities denominated in U.S. dollars.

Credit Facilities with BNDES

Term Loan Facilities

As of June 30, 2017, the aggregate amount of principal and interest outstanding under our term loan facilities with BNDES was R$4,137 million. We have not entered into any material term loan facilities with BNDES since December 31, 2016. For a summary of the terms of our material outstanding term loan facilities with BNDES as of December 31, 2016, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report.

Revolving Stand-by Credit Facilities

As of June 30, 2017, the aggregate amount of principal and interest outstanding under our revolving stand-by credit facilities with BNDES was R$1,635 million. We have not entered into any other material revolving stand-by credit facilities with BNDES or drawn any other material amounts under our existing revolving stand-by credit facilities with BNDES since December 31, 2016. For a summary of the terms of our material outstanding revolving stand-by credit facilities with BNDES as of December 31, 2016, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report.

Revolving Credit Facility Agreements

As of June 30, 2017, the principal amount outstanding under our revolving credit facilities was US$250.0 million. We have not entered into any other material revolving credit facilities or drawn any material amounts under our existing revolving credit facilities since December 31, 2016. For a summary of the terms of our material outstanding revolving credit facilities as of December 31, 2016, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Revolving Credit Facility Agreements” in the Braskem Annual Report.

Bank Credit Facilities

As of June 30, 2017, the principal amount outstanding under our long-term bank credit facilities was R$809.1 million. We have not entered into any material long-term bank credit facilities since December 31, 2016. For a summary of the terms of our material outstanding bank credit agreements as of December 31, 2016, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Bank Credit Facilities” in the Braskem Annual Report.

Export Prepayment Agreements

As of June 30, 2017, the principal amount outstanding under our export prepayment agreements was US$110.0 million. We have not entered into any material export prepayment agreements since December 31, 2016. For a summary of the terms of our material outstanding export prepayment agreement as of December 31, 2016, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Export Prepayment Agreements and Advances on Exchange Contracts” in the Braskem Annual Report.

Financing Agreements

As of June 30, 2017, the principal amount outstanding under the financing agreements relating to our Mexico Complex was R$10,195.8 million, including Braskem Idesa’s working capital facility, which we entered into in April 2017. The Braskem Idesa Project Finance includes restrictive covenants that require us to present Braskem’s audited consolidated financial statements within a certain time frame. As of June 30, 2017, certain defaults had occurred and were continuing thereunder. As a result, the entire indebtedness relating to the Braskem Idesa Project Finance that had been recorded as non-current liabilities was reclassified to current liabilities, in accordance with certain accounting rules. None of the creditors of the Braskem Idesa Project Finance has accelerated the outstanding indebtedness as a result of such default, and Braskem Idesa has continued to make payments on this obligation in accordance with the original maturity schedule. We have not entered into any other material financing agreements or drawn any other material amounts under our existing financing agreements since December 31, 2016. For a summary of the terms of the financing agreements relating to our Mexico Complex, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Financing Agreements” in the Braskem Annual Report.

Capital Expenditures

During the six-month period ended June 30, 2017, our total investments on property, plant and equipment and intangible assets totaled R$755.1 million on our various projects and in maintaining and improving our assets. For a summary of our capital expenditures for the years ended December 31, 2016, 2015 and 2014 and our capital expenditure budget for fiscal year 2017, see “Item 5: Operating and Financial Review and Prospects—Capital Expenditures” in the Braskem Annual Report.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2017

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas
Name: Pedro van Langendonck Teixeira de Freitas
Title: Chief Financial Officer